As filed with the Securities and Exchange Commission on March 13, 2017

SEC File No. 812-14255

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FIFTH AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER

SECTION 12(D)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940, AS

AMENDED (THE “1940 ACT”), FOR AN EXEMPTION FROM SECTIONS 12(D)(1)(A),

12(D)(1)(B) AND 12(D)(1)(C) OF THE 1940 ACT, AND UNDER SECTIONS 6(C) AND

17(B) OF THE 1940 ACT FOR AN EXEMPTION FROM SECTIONS 17(A)(1) AND 17(A)(2) OF THE 1940 ACT

In the Matter of:

ALLIANZ FUNDS MULTI-STRATEGY TRUST

and

ALLIANZ GLOBAL INVESTORS U.S. LLC

Please direct all communications, notices and orders regarding this Application to:

George B. Raine, Esq.

Ropes & Gray LLP

800 Boylston St. Boston, MA 02199

Phone: (617) 951-7556

Fax: (617) 235-7447

Copies to:

Thomas J. Fuccillo, Esq.

Allianz Global Investors U.S. LLC

1633 Broadway

New York, New York 10019

i

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

ALLIANZ FUNDS MULTI-STRATEGY TRUST AND ALLIANZ GLOBAL INVESTORS U.S. LLC

FIFTH AMENDED AND RESTATED

APPLICATION FOR AN ORDER UNDER

SECTION 12(d)(1)(J) OF THE INVESTMENT

COMPANY ACT OF 1940, AS AMENDED (THE

“1940 ACT”), FOR AN EXEMPTION FROM

SECTIONS 12(d)(1)(A), 12(d)(1)(B) AND

12(d)(1)(C) OF THE 1940 ACT, AND UNDER

SECTIONS 6(C) AND 17(B) OF THE 1940 ACT

FOR AN EXEMPTION FROM SECTIONS

17(a)(1) AND 17(a)(2) OF THE 1940 ACT

File No. 812-14255

I. INTRODUCTION

Allianz Funds Multi-Strategy Trust (the “Trust”) and Allianz Global Investors U.S. LLC (the “Applying Manager”) (collectively, the “Applicants”)1 hereby submit this fifth amended and restated application (the “Application”) for an order of the U.S. Securities and Exchange Commission (the “Commission”) as described below. The Applicants request that the order apply not only to any existing series of the Trust, but that the order also extend to any future series of the Trust, and any other existing or future registered open-end management investment companies and any series thereof that are, or may in the future be, advised by the Applying Manager or any other investment adviser controlling, controlled by, or under common control with the Applying Manager (each, an “Adviser”) and that are part of the same group of investment companies, as defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (the “1940 Act”), as the Trust (together with the existing series of the Trust, each series a “Fund,” and collectively, the “Funds”). The Applicants request that the Commission issue an order under Section 12(d)(1)(J) of the 1940 Act exempting them from the limitations set forth in Sections 12(d)(1)(A), (B) and (C) of the 1940 Act to the extent necessary to permit: (1) each Fund that relies on the requested order (each a “Fund of Funds,” and collectively, the “Funds of Funds”) to acquire shares of registered open-end management investment companies (each an “Unaffiliated Open-End Investment Company”), registered closed-end management investment companies and “business development companies,” as defined by Section 2(a)(48) of the 1940 Act2 (each registered closed-end management

[1]	All references herein to the term “Adviser” include successors-in-interest to each Adviser. A successor-in-interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[2]

While business development companies are not required to register under the 1940 Act, they are subject to the provisions of Sections 55 through 65 thereof. The Applicants do not believe that investments in business development companies present any particular considerations or concerns that may be different from those presented by investments in registered closed-end investment companies. Shares of certain business development companies, like shares of certain registered closed-end investment companies, are traded on a national securities exchange, thereby providing investors with the same degree of liquidity as other publicly traded investments. In addition, business development companies are registered under the Securities Exchange Act of 1934, as amended, and their shares are registered under the Securities Act of 1933, as amended, and are subject to all registration and reporting requirements under those two statutes. Accordingly, the Applicants do not believe, for purposes of the relief requested herein, there are any fundamentally different issues between investments in business development companies and investments in registered closed-end investment companies. Applicants are not requesting relief for Funds of Funds to invest in business development companies and registered closed-end investment companies that are not listed on a national securities exchange.

investment company and each business development company, an “Unaffiliated Closed-End Investment Company” and, together with the Unaffiliated Open-End Investment Companies, the “Unaffiliated Investment Companies”), and registered unit investment trusts (“UITs”) (the “Unaffiliated Trusts,” and together with the Unaffiliated Investment Companies, the “Unaffiliated Funds”), in each case, that are not part of the same “group of investment companies”3 as the Funds of Funds; (2) the Unaffiliated Funds, their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”) (“Broker”) to sell shares of such Unaffiliated Funds to the Funds of Funds; (3) the Funds of Funds to acquire shares of registered open-end management investment companies, registered closed-end management investment companies, business development companies, and registered UITs in the same group of investment companies as the Funds of Funds (collectively, the “Affiliated Funds,” and, together with the Unaffiliated Funds, the “Underlying Funds”)4; and (4) the Affiliated Funds, their principal underwriters and any Broker to sell shares of the Affiliated Funds to the Funds of Funds. The Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) of the 1940 Act exempting the transactions described in (1) through (4) above from Section 17(a) of the 1940 Act to the extent necessary to permit such purchases and redemptions by the Funds of Funds of shares of the Underlying Funds and to permit sales and redemptions by the Underlying Funds of their shares in transactions with the Funds of Funds, as and to the extent described in this Application. Certain of the Underlying Funds may be registered under the 1940 Act as either UITs or open-end management investment companies and have obtained exemptions from the Commission necessary to operate as exchange-traded funds (each, an “ETF” and collectively, the “ETFs”).5

All entities that currently intend to rely on the requested order are named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of this Application.

[3]	For purposes of this Application, the term “group of investment companies” means any two or more registered investment companies, including closed-end investment companies or business development companies, that hold themselves out to investors as related companies for purposes of investment and investor services.
[4]	A Fund of Funds may invest in Unaffiliated Funds and/or Affiliated Funds. In addition, certain of the Underlying Funds may in the future pursue their investment objectives through a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the 1940 Act. Each Fund of Funds may invest in an Underlying Fund that operates as a feeder fund in a master-feeder arrangement. In accordance with Condition 12, a Fund of Funds may not invest in an Underlying Fund that operates as a feeder fund unless the feeder fund is part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the 1940 Act, as its corresponding master fund or the Fund of Funds. If a Fund of Funds invests in an Affiliated Fund that operates as a feeder fund and the corresponding master fund is not within the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the 1940 Act, as the Fund of Funds and Affiliated Fund, the master fund would be an Unaffiliated Fund for purposes of this Application and its conditions.
[5]	Funds that are ETFs will not rely on this relief to the extent they rely on other exemptive relief from Sections 12(d)(1)(A) and (B) allowing other unaffiliated funds-of-funds to invest in those Funds in excess of the 12(d) limits.

II. THE APPLICANTS

A. ALLIANZ FUNDS MULTI-STRATEGY TRUST

The Trust, organized as a Massachusetts business trust, is registered under the 1940 Act as an open-end management investment company. The Trust currently consists of thirty-nine separate investment series, which each pursue different investment objectives and principal investment strategies.

B. ALLIANZ GLOBAL INVESTORS U.S. LLC

The Applying Manager is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”). Each other Adviser will be registered under the Advisers Act. The Applying Manager is a Delaware limited liability company and serves as investment manager to each of the Funds pursuant to an investment management agreement between the Applying Manager and the Trust. The Applying Manager employs a sub-adviser to manage the assets of certain of the Funds pursuant to a sub-advisory agreement between the Applying Manager and the sub-adviser.

III. INVESTMENT STRATEGIES OF THE FUNDS

Each Fund is structured as an open-end management investment company with distinct investment objectives and strategies. Certain Funds are structured or will be structured as “funds of funds,” as they invest or will invest a portion or all of their assets in the securities of investment companies. Because certain Funds invest or will invest in the shares of the Underlying Funds, they are or will be subject to the limitations of Section 12(d)(1) of the 1940 Act, which, as described in further detail below, limits the ability of investment companies to invest their assets in, or sell their assets to, other investment companies. Prior to obtaining the requested relief, certain Funds invest or may invest in the Underlying Funds in reliance on Section 12(d)(1)(F) or Section 12(d)(1)(G), and/or in unaffiliated ETFs, mutual funds and other pooled vehicles.

Certain Underlying Funds (or their respective master funds) may invest up to 25% of their assets in a wholly-owned and controlled subsidiary of the Underlying Fund (or its respective master fund) organized under the laws of the Cayman Islands as an exempted company or under the laws of another non-U.S. jurisdiction (each, a “Cayman Sub”), in order to invest in commodity-related instruments and certain other instruments. For an Underlying Fund (or its respective master fund) that invests in a Cayman Sub, the adviser and/or sub-adviser would serve as investment adviser to both the Underlying Fund (or its respective master fund) and the Cayman Sub. These Cayman Subs are created for tax purposes in order to ensure that the Underlying Fund would remain qualified as a regulated investment company for U.S. federal income tax purposes. Each Cayman Sub may invest primarily in commodity futures, swaps on commodity futures, commodity index swaps and other commodity-linked derivatives instruments.

IV. APPLICABLE LAW AND LEGAL ANALYSIS

A. SECTION 12(D)(1)

1) Explanation of Section 12(d)(1)

Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section.6 Section 12(d)(1) of the 1940 Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding such as:

•	duplicative costs;

•	the exercise of undue influence or control over the underlying funds; and

•	the complexity of such arrangements.[7]

Specifically, Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring the securities of any other investment company if, immediately after the acquisition: (a) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company, (b) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company, or, (c) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter, and any broker or dealer from selling or otherwise disposing of any of the shares of the investment company to another investment company if immediately after such sale or disposition: (a) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it, or (b) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.

Section 12(d)(1)(C) provides, in pertinent part, that it shall be unlawful for any investment company (the “acquiring company”) and any company or companies controlled by the acquiring company to purchase or otherwise acquire any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies controlled by such investment companies, own more than 10 per centum of the total outstanding voting stock of such closed-end company.

[6]	Section 12 of the 1940 Act is made applicable to business development companies by Section 60 of the 1940 Act.
[7]	See Report of the Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966) (the “PPI Report”).

2) Request for an order of exemption pursuant to Section 12(d)(1)(J)

Section 12(d)(1)(J) of the 1940 Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Therefore, the Applicants request an exemption under Section 12(d)(1)(J) of the 1940 Act from the limitations of Sections 12(d)(1)(A), (B) and (C) to the extent necessary to permit: (i) the Funds of Funds to acquire shares of Underlying Funds in excess of the limits set forth in Section 12(d)(1)(A) and (C) of the 1940 Act; and (ii) the Underlying Funds that are registered open-end management investment companies or series thereof, their principal underwriters and any Broker to sell shares of the Underlying Funds to the Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the 1940 Act.

For the reasons discussed below, the proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A), (B) and (C). Accordingly, the Applicants believe that the requested exemptions are consistent with the public interest and protection of investors.

3) No undue influence

The Applicants submit that the proposed structure will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds. The concern about undue influence does not arise in connection with a Fund of Funds’ investment in the Affiliated Funds, since they are part of the same group of investment companies. Each Unaffiliated Investment Company will operate independently as determined by its own Board8 and management. Moreover, Applicants represent that, to the extent they are relying on the requested order, they will not invest in the Underlying Funds with any purpose, or with the effect of, changing or influencing the control of the Underlying Funds, or in connection with or as a participant in any transaction having that purpose or effect, and they will not take any action to influence the investment advisers or Boards of the Underlying Funds. Additionally, to limit the control a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, the Applicants submit that as reflected in Condition 1:

•	the Adviser and any person controlling, controlled by or under common control with the Adviser, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act advised or sponsored by the Adviser or any person controlling, controlled by or under common control with the Adviser (collectively, the “Group”), will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act, and

•	any other investment adviser within the meaning of Section 2(a)(20)(B) of the 1940 Act to a Fund of Funds (“Sub-Adviser”) and any person controlling, controlled by or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser (collectively, the “Sub-Adviser Group”), will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act.

[8]	The term “Board,” as used in this Application, refers to the board of directors or trustees, as applicable, of the specified entity.

The Applicants believe that, in one respect, a Fund of Funds’ investments in closed-end funds raise less concern under Section 12(d) than do investments in open-end funds. One of the principal concerns intended to be addressed by Section 12(d) is the potential for a fund of funds to exercise undue influence over the management and operation of an Underlying Fund through the threat of large-scale redemptions. This concern is not applicable to a Fund of Funds’ investments in closed-end funds because closed-end funds do not issue redeemable securities. Rather, sales can only be effected through transactions in the secondary market. Because these sales would not require the closed-end fund to alter its investments nor deplete assets of the closed-end fund, a Fund of Funds should not be able to influence the management or operation of a closed-end fund through threats of large-scale redemptions of shares. On the other hand, with respect to closed-end funds, concerns arise that Unaffiliated Closed-End Investment Companies may be unduly influenced by a holder’s ability to vote a large block of stock. Condition 1, however, protects Underlying Funds from such undue influence by requiring that the Group and any Sub-Adviser Group mirror vote any interest in any Unaffiliated Closed-End Investment Company.

Specifically, with respect to a Fund’s investment in an Unaffiliated Closed-End Investment Company, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the 1940 Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company’s shares. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of any other Unaffiliated Fund, then it will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares. This condition will not apply to the Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

To further limit the potential for undue influence by a Fund of Funds and/or its affiliated persons over an Unaffiliated Fund, Condition 2 precludes a Fund of Funds or the Adviser, any Sub-Adviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Fund with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by or under common control with any of those entities (each, an “Unaffiliated Fund Affiliate”). No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

In seeking to limit the potential for undue influence and conflicts of interest, Condition 3 provides that prior to investing in Unaffiliated Funds, the Board of each Fund of Funds, including a majority of the trustees who are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), will adopt procedures reasonably designed to ensure that the Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated Trust or any Unaffiliated Investment Company or an Unaffiliated Fund Affiliate of such Unaffiliated Investment Company or Unaffiliated Trust in connection with any services or transactions.

Condition 4 further provides that once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition will not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

Additionally, Condition 5 provides that no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, sub-adviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, sub-adviser, member of an advisory board or employee is an affiliated person (each, an “Underwriting Affiliate,” except that any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the 1940 Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an “Affiliated Underwriting.”

Condition 6 further requires that the Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will be required to review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will be required to consider, among other things: (a) whether the purchases were consistent with the investment objective(s) and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will be required to take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

Condition 7 will require that the Unaffiliated Investment Company keep records concerning its purchases in Affiliated Underwritings. Specifically, the Unaffiliated Investment Company will be required to maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and to maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each such purchase made once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

To further ensure that an Unaffiliated Investment Company understands and appreciates the implications of a Fund of Funds’ investment under the requested exemptive relief, as required by Condition 8, prior to its investment in the shares of an Unaffiliated Investment Company in excess of the limit of Section 12(d)(1)(A)(i) of the 1940 Act, a Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that each of their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (the “Participation Agreement”). At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds also will transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of names as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will be required to maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place. An Unaffiliated Investment Company (other than an ETF or an Unaffiliated Closed-End Investment Company whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.9

[9]	An Unaffiliated Investment Company (including an ETF or an Unaffiliated Closed-End Investment Company) would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A)(i) of the 1940 Act by declining to execute the Participation Agreement with the Fund of Funds. In addition, solely upon notice to a Fund of Funds, an Unaffiliated Fund could terminate a Participation Agreement with the Fund of Funds, effective at the end of a reasonable notice period specified in such Participation Agreement. The terms of the Participation Agreement will specify that the obligations of the Unaffiliated Funds and its Board related to shares already purchased and held by a Fund of Funds will survive termination of the Participation Agreement until the Fund of Funds reduces its holdings in the Unaffiliated Fund below the limit set forth in Section 12(d)(1)(A)(i) of the 1940 Act.

In contrast to open-end investment companies, closed-end investment companies do not issue redeemable securities. Accordingly, the threat of large-scale redemptions is non-existent with respect to Unaffiliated Closed-End Investment Companies. However, closed-end investment companies are generally required to hold annual meetings at which directors are elected and shareholder proposals respecting a variety of matters relating to the management and operations of the funds may be presented including, among other things, proposals to terminate the investment advisory contract or to convert the fund to an open-end fund. By contrast, open-end investment companies generally are not required to hold shareholder meetings except in special circumstances. Therefore, with respect to closed-end funds, concerns arise that Unaffiliated Closed-End Investment Companies may be unduly influenced by a holder’s ability to vote a large block of stock. As the Commission observed in the PPI Report: “Although the acquisition of the stock of closed-end companies does not pose the same problem of control through the right of redemption, the power to vote a significant block of stock of a closed-end company may represent the potential for exercise of control.”10

The concerns of undue influence through voting the securities of the Unaffiliated Closed-End Investment Companies, however, have been addressed in Condition 1, as noted above. Coupled with the requirement that the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the 1940 Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company’s shares (i.e., mirror voting). These requirements for mirror voting ensure that the Fund of Funds will not have an effective voice over the management and operations of the Unaffiliated Closed-End Investment Company. They are imposed regardless of the amount of shares of the Unaffiliated Closed-End Investment Company owned by the Fund of Funds. Unlike activist shareholders who acquire closed-end fund shares to influence the policies of such funds, the Fund of Funds is a passive investor with respect to voting. The mirror voting eliminates the ability of the Fund of Funds to influence the Unaffiliated Closed-End Investment Company through voting its shares. In addition to mirror voting, the Applicants also recognize the requirement to file Schedule 13G with respect to beneficial ownership of more than 5% of any equity securities issued by the

[10]	See PPI Report at 324.

Unaffiliated Closed-End Investment Company. Schedule 13G requires the filer to certify that it has acquired such securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect. Applicants believe the foregoing conditions address the concerns of undue influence underlying Section 12(d)(1).

4) No excessive layering of fees

Based on the proposed structure, the Applicants do not believe the arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue. Within the structure, the Underlying Funds may pay advisory fees to their adviser. In addition, the Underlying Funds will pay fees to their service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., fund accounting). Underlying Funds may also impose Rule 12b-1 fees or service fees from which payments are made to third parties for providing administrative, sub-transfer agency or other services beneficial to shareholders. Shareholders of each Fund of Funds indirectly will pay their proportionate share of any Underlying Fund fees and expenses.

Each Fund of Funds will also pay its own advisory, administrative, custody, transfer agency, legal, accounting and other expenses.11 Such services to the Funds of Funds are different from the services provided to the Underlying Funds because each Fund of Funds is a separate entity with its own advisory, administrative, compliance, record keeping, and custody needs.

To ensure that the investment advisory or management fees are not duplicative, prior to reliance on the requested order and subsequently in connection with the approval of any investment advisory or management contract under Section 15 of the 1940 Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, will find that the management or advisory fees charged under a Fund of Funds’ advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

In addition, the Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the 1940 Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or an affiliated person of the Adviser by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser for a Fund of Funds will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by

[11]

Certain Funds have unitary fee arrangements where the Fund pays its Adviser a single administrative fee and the Adviser, in exchange, provides or procures administrative services and bears the costs of most third-party administrative services required by the Fund, including audit, custodial, portfolio accounting, legal, transfer agency and printing services.

the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

With respect to investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in Rule 2341 of the consolidated FINRA rulebook (“FINRA Rule 2341”). In this regard, Applicants note that with respect to closed-end funds, shares of closed-end funds generally are purchased in the secondary market without sales loads (although the Fund of Funds may incur customary brokerage commissions) and closed-end funds do not pay 12b-1 fees. Accordingly, there should be no concern of layering of sales loads and 12b-1 fees when the Underlying Fund is a closed-end fund.

5) Structure is not overly complex

The proposed arrangement will not create an overly complex fund structure that would confuse investors because no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent that such Underlying Fund: (a) acquires such securities in compliance with Section 12(d)(1)(E) of the 1940 Act and either is an Affiliated Fund or is in the same “group of investment companies” as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the 1940 Act); (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions; or (d) invests in a Cayman Sub of the Underlying Fund as described in the Application.

Applicants represent that, with respect to each Underlying Fund in which a Fund of Funds will invest that has a Cayman Sub, (1) such Underlying Fund will be the sole and legal beneficial owner of its Cayman Sub; (2) an investment adviser to such Underlying Fund will manage the investments of both the underlying fund and its Cayman Sub; (3) such Underlying Fund’s investment in the Cayman Sub enables the Underlying Fund to continue to qualify as a “regulated investment company” (“RIC”); and (4) there will be no inappropriate layering of fees and expenses as a result of such Underlying Fund investing in a Cayman Sub. An Underlying Fund (or its respective master fund) that invests in a Cayman Sub will consolidate its financial statements with the Cayman Sub’s financial statements, provided that U.S. GAAP or other applicable accounting standards permits consolidation. In assessing compliance with the asset coverage requirements under Section 18(f) of the 1940 Act, an Underlying Fund (or its respective master fund) will deem the assets, liabilities and indebtedness of a Cayman Sub in which the Underlying Fund (or its respective master fund) invests as its own. In addition, the expenses of the Cayman Sub are included in the total annual fund operating expenses in the prospectus of the relevant Underlying Fund. Because of the nature of their holdings, Cayman Subs do not rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act to exempt them from registration as investment companies. Nonetheless, for the avoidance of doubt, Applicants request that as provided in condition 12 below, these types of investments be permitted even if they did rely on those Sections.

Additionally, the proposed arrangement will not confuse investors because the Funds of Funds’ prospectus and sales literature will contain clear, concise “plain English” disclosure designed to inform investors about the unique characteristics of the proposed arrangement, including, but not limited to, the expense structure and the additional expenses of investing in Underlying Funds.

In the case of those Underlying Funds that may operate using a master-feeder structure, having a Fund of Funds as an investor could result in a three-tier arrangement (a Fund of Funds investing in a feeder fund investing in a master fund). However, the Applicants do not believe that this will result in an overly complex structure. The master-feeder arrangement is entirely transparent. For any investor, whether a Fund of Funds or any other investor, an investment in an Underlying Fund that was a feeder fund in a master-feeder arrangement would be no different than investing in an Underlying Fund that does not use a master-feeder arrangement (i.e., an Underlying Fund that invests directly in portfolio securities).

B. SECTION 17(A)

Section 17(a) of the 1940 Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons. An “affiliated person” of another person is defined in Section 2(a)(3) of the 1940 Act as: (A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

The sale of shares by the Underlying Funds organized as open-end investment companies (“Underlying Open-End Funds”) or UITs (“Underlying UITs”) to the Funds of Funds and the purchase of those shares from the Funds of Funds by the Underlying Open-End Funds and/or Underlying UITs (through redemptions) could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under Section 17(a).12 For example, because the Adviser serves as investment adviser to the Funds of Funds and to the Affiliated Funds, the Funds of Funds and the Affiliated Funds may be deemed to be under the common control of the Adviser and, therefore, affiliated persons of one another. The Funds of Funds and the Underlying Open-End Funds and/or Underlying UITs may also be deemed to be affiliated persons of one another if a Fund of Funds owns 5% or more of the outstanding voting securities of one or more of such Underlying Open-End Funds and/or Underlying UITs.

[12]

The Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the 1940 Act. The Participation Agreement also will include this acknowledgement.

Section 17(b) of the 1940 Act, however, permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) if the Commission finds that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

Additionally, Section 6(c) of the 1940 Act provides that:

The Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

The Applicants believe that the proposed transactions satisfy the requirements for relief under both Sections 17(b) and 6(c) of the 1940 Act as the terms are fair and reasonable and do not involve overreaching. The terms upon which an Underlying Open-End Fund or Underlying UIT will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Open-End Fund or Underlying UIT.13 Finally, the proposed transactions will be consistent with the policies of each Fund of Funds and Underlying Open-End Fund and Underlying UIT, and with the general purposes of the 1940 Act. The investment by a Fund of Funds in shares of the Underlying Open-End Funds and Underlying UITs and the issuance of shares of the Underlying Open-End Funds and Underlying UITs to a Fund of Funds will be effected in accordance with the investment policies contained in the registration statement of such Fund of Funds and the Underlying Fund.

[13]	The Applicants note that a Fund of Funds generally would purchase and sell shares of an Underlying Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Underlying Fund. Applicants nevertheless request relief from Sections 17(a)(l) and (2) to permit each Fund of Funds that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of an Unaffiliated Fund that is an ETF to purchase or redeem shares from the ETF. The Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the ETF or an entity controlling, controlled by or under common control with the investment adviser to the ETF is also an investment adviser to the Fund of Funds. Applicants note that a Fund of Funds will purchase and sell shares of an Underlying Fund that is a closed-end fund (including a business development company) through secondary market transactions at market prices rather than through principal transactions with the closed-end fund. Accordingly, Applicants are not requesting Section 17(a) relief with respect to principal transactions with closed-end funds.

V. PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION

The Commission has granted exemptive orders to other mutual fund complexes to establish funds of funds arrangements with affiliated and unaffiliated open-end investment companies. See In the Matter of Schwab Capital Trust, et al. (“Schwab”), Investment Company Act Release Nos. 24067 (Oct. 1, 1999) (notice) and 24113 (Oct. 27, 1999) (order) (the “Schwab Order”). Schwab requested an exemption under Section 12(d)(1)(J) of the 1940 Act from Sections 12(d)(1)(A) and (B) of the 1940 Act to permit certain series of the Schwab trusts (the “Schwab Trusts”) to invest (a) in other series of the Schwab Trusts and other registered open-end management investment companies that are part of the same “group of investment companies” as defined in Section 12(d)(1)(G) of the 1940 Act, and (b) in other registered open-end investment companies that are not part of the same group of investment companies as the Schwab Trusts. The Schwab Order also permits the Schwab Trusts to make direct investments in stocks, bonds, and any other securities which are consistent with their investment objective(s).

The Applicants also note that the Commission has recently granted relief substantially identical or similar to that requested herein, permitting funds of funds arrangements to include, not only investments in open-end funds and UITs, but in closed-end funds as well. The Applicants also note that the Commission has granted relief substantially identical or similar to that requested herein where applicants contemplated that certain underlying funds would invest in Cayman subsidiaries. See, e.g., In the Matter of Guggenheim Funds Trust, et al., Investment Company Act Release Nos. 32140 (June 6, 2016) (notice) and 32170 (July 5, 2016) (order); In the Matter of Asset Management, Inc. and AAM ETF Trust, Investment Company Act Release Nos. 31870 (Sept. 19, 2015) (notice) and 31902 (Nov. 16, 2015) (order); In the Matter of Janus Investment Fund, et al., Investment Company Act Release Nos. 31753 (Aug. 13, 2015) (notice) and 31808 (Sept. 9, 2015) (order); In the Matter of Amplify Investments LLC and Amplify ETF Trust, Investment Company Act Release Nos. 31683 (Jun. 18, 2015) (notice) and 31716 (Jul. 15, 2015) (order).

VI. CONCLUSIONS

Based upon the foregoing, the Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act to issue an order (i) pursuant to Sections 6(c) and 17(b) for an exemption from the provisions of Section 17(a) and (ii) pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C).

VII. APPLICANTS CONDITIONS

The Applicants agree that the order granting the requested relief to permit Funds of Funds to invest in Underlying Funds shall be subject to the following conditions:

1. The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of a Sub-Adviser Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act. With respect to a Fund’s investment in an Unaffiliated Closed-End Investment Company, (i) each member of the Group or Sub-Adviser

Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the 1940 Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company’s shares. If, as a result of a decrease in the outstanding voting securities of any other Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated Fund, then the Group or the Sub-Adviser Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares. This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

2. No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3. The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that its Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Investment Company or Unaffiliated Trust or any Unaffiliated Fund Affiliate of such Unaffiliated Investment Company or Unaffiliated Trust in connection with any services or transactions.

4. Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

5. No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6. The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7. Each Unaffiliated Investment Company will maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth (1) the party from whom the securities were acquired, (2) the identity of the underwriting syndicate’s members, (3) the terms of the purchase, and (4) the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8. Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i) of the 1940 Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9. Before approving any advisory contract under Section 15 of the 1940 Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

10. The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the 1940 Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11. Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in FINRA Rule 2341.

12. No Underlying Fund (or its respective master fund) will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act, in excess of the limits contained in Section 12(d)(1)(A) of the1940 Act, except to the extent that such Underlying Fund (or its respective master fund) : (a) acquires such securities in compliance with Section 12(d)(1)(E) of the 1940 Act and either is an Affiliated Fund or is in the same “group of investment companies” as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the 1940 Act); (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund (or its respective master fund) to: (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions; or (d) invests in a Cayman Sub that is a wholly-owned and controlled subsidiary of the Underlying Fund (or its respective master fund) as described in the Application. Further, no Cayman Sub will acquire securities of any other investment company or company relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act other than money market funds that comply with Rule 2a-7 for short-term cash management purposes.

VIII. PROCEDURAL MATTERS

All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application are authorized to so sign and file the same.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

The Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

IX. REQUEST FOR AN ORDER OF EXEMPTION

For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the 1940 Act granting the relief sought by this Application. The Applicants submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

X. NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants hereby state that the address of the Applicants is as follows:

Allianz Funds Multi-Strategy Trust

Allianz Global Investors U.S. LLC

1633 Broadway

New York, New York 10019

The Applicants further state that all questions concerning this Application should be directed to:

George B. Raine

Ropes & Gray LLP

Prudential Tower

800 Boylston St.

Boston, MA 02148

(617) 951-7556

XI. AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c)(l) under the 1940 Act, each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant. The items required by Rule 0-2(c)(l) under the 1940 Act are attached hereto as Exhibit A. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit B.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

Respectfully submitted,

ALLIANZ FUNDS MULTI-STRATEGY TRUST

By:	/s/ Thomas J. Fuccillo
Name:	Thomas J. Fuccillo
Title:	President and Chief Executive Officer

ALLIANZ GLOBAL INVESTORS U.S. LLC

By:	/s/ Barbara R. Claussen
Name:	Barbara R. Claussen
Title:	Managing Director

EXHIBIT INDEX

A-1.	Certification of Allianz Funds Multi-Strategy Trust pursuant to Rule 0-2(c)(1)

A-2.	Certification of Allianz Global Investors U.S. LLC pursuant to Rule 0-2(c)(1)

B-1.	Verification of Allianz Funds Multi-Strategy Trust pursuant to Rule 0-2(d)

B-2.	Verification of Allianz Global Investors U.S. LLC pursuant to Rule 0-2(d)

EXHIBIT A-1

ALLIANZ FUNDS MULTI-STRATEGY TRUST

CERTIFICATION PURSUANT TO RULE 0-2(C)(1)

The undersigned hereby certifies that he is the duly elected President and Chief Executive Officer of Allianz Funds Multi-Strategy Trust (the “Trust”); that, with respect to the attached application for exemption from certain provisions of the Investment Company Act of 1940, as amended, and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents and By-laws of the Trust have been taken, and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Trustees of the Trust adopted the following by votes at meetings duly called and held on June 24, 2013 and December 16, 2016, respectively, in accordance with the By-laws of the Trust:

June 24, 2013

RESOLVED, that the appropriate officers of Allianz Funds Multi-Strategy Trust (the “Trust”) be, and they hereby are, authorized to file on behalf of the Trust an application for exemptive relief pursuant to Sections 6(c), 17(b) and 12(d)(1)(J), and any amendments thereto, with the Securities and Exchange Commission for an order to seek exemption from Section 17(a), 12(d)(1)(A) and 12(d)(1)(B) of the Investment Company Act of 1940, as amended (the “1940 Act”), to permit the Trust and each applicable series to invest in affiliated and non-affiliated open-end investment companies in excess of the limits of Section 12(d)(1)(A) of the 1940 Act and to permit series of the Trust relying on Rule 12d1-2 under the 1940 Act to invest in certain financial instruments that may not be considered securities under the 1940 Act.

December 16, 2016

RESOLVED, that the appropriate officers of Allianz Funds Multi-Strategy Trust (the “Trust”) be, and they hereby are, authorized to amend the application for exemptive relief previously authorized on June 24, 2013 to include an application for exemptive relief pursuant to Section 12(d)(1)(J) with the Securities and Exchange Commission for an order to seek exemption from Section 12(d)(1)(C) of the Investment Company Act of 1940, as amended (the “1940 Act”), to permit the Trust and each applicable series to invest in affiliated and non-affiliated closed-end investment companies in excess of the limits of Section 12(d)(1)(C) of the 1940 Act, and to file the Application so amended with the Securities and Exchange Commission.

Dated: March 13, 2017

By:	/s/ Thomas J. Fuccillo
Name:	Thomas J. Fuccillo
Title:	President and Chief Executive Officer

EXHIBIT A-2

ALLIANZ GLOBAL INVESTORS U.S. LLC

CERTIFICATION PURSUANT TO RULE 0-2(C)(1)

The undersigned hereby certifies that she is the Managing Director of Allianz Global Investors U.S. LLC (the “Company”); that, with respect to the attached application for exemption from a certain provision of the Investment Company Act of 1940, as amended (the “1940 Act”), and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents of the Company have been taken, and the person signing and filing the Application on behalf of the Company is fully authorized to do so; and that the Executive Committee of the Company’s parent, AllianzGI U.S. Holdings LLC adopted the following resolutions on July 25, 2013 and December 16, 2016, respectively:

RESOLVED, that the appropriate officers of the Company be, and they hereby are, authorized to file on behalf of the Company an application for exemptive relief pursuant to Sections 6(c), 17(b) and 12(d)(1)(J), and any amendments thereto, with the Securities and Exchange Commission, for an order to seek exemption from Section 17(a), 12(d)(1)(A) and 12(d)(1)(B) of the Investment Company Act of 1940, as amended (the “1940 Act”), to permit each existing and future series of Allianz Funds Multi-Strategy Trust (the “Trust”) and each existing and each future registered open-end management investment company or series thereof which is advised by the Company or any entity controlling, controlled by or under common control with the Company and which is part of the same “group of investment companies” (as defined in Section 12(d)(1)(G)(ii) of the 1940 Act) as the Trust to invest in affiliated and non-affiliated open-end investment companies in excess of the limits of Section 12(d)(1)(A) of the 1940 Act and to permit any series relying on Rule 12d1-2 under the 1940 Act to invest in certain financial instruments that may not be considered securities under the 1940 Act.

RESOLVED, that the appropriate officers of the Company be, and they hereby are, authorized to amend the application for exemptive relief previously authorized on June 25, 2013 to include an application for exemptive relief pursuant to Section 12(d)(1)(J) with the Securities and Exchange Commission for an order to seek exemption from Section 12(d)(1)(C) of the Investment Company Act of 1940, as amended (the “1940 Act”), to permit each existing and future series of Allianz Funds Multi-Strategy Trust (the “Trust”) and each existing and each future registered open-end management investment company or series thereof which is advised by the Company or any entity controlling, controlled by or under common control with the Company and which is part of the same “group of investment companies” (as defined in Section 12(d)(1)(G)(ii) of the 1940 Act) as the Trust to invest in affiliated and non-affiliated closed-end investment companies in excess of the limits of Section 12(d)(1)(C) of the 1940 Act, and to file the Application so amended with the Securities and Exchange Commission.

Dated: March 13, 2017

By:	/s/ Barbara R. Claussen
Name:	Barbara R. Claussen
Title:	Managing Director

EXHIBIT B-1

ALLIANZ FUNDS MULTI-STRATEGY TRUST

VERIFICATION PURSUANT TO RULE 0-2(D)

The undersigned, being duly deposed and sworn, deposes and states that he has duly executed the attached Application for an Exemptive Order on March 13, 2017 for and on behalf of Allianz Funds Multi Strategy Trust (the “Trust”); that he is an Officer of the Trust; and that all actions by trustees, officers, and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Date: March 13, 2017

ALLIANZ FUNDS MULTI-STRATEGY TRUST

By:	/s/ Thomas J. Fuccillo
Name:	Thomas J. Fuccillo
Title:	President and Chief Executive Officer

EXHIBIT B-2

ALLIANZ GLOBAL INVESTORS U.S. LLC

VERIFICATION PURSUANT TO RULE 0-2(D)

The undersigned, being duly deposed and sworn, deposes and states that she has duly executed the attached Application for an Exemptive Order on March 13, 2017 for and on behalf of Allianz Global Investors U.S. LLC (“AllianzGI U.S.”); that she is the Managing Director of AllianzGI U.S.; and that all actions necessary to authorize deponent to execute and file such instrument have been taken. Deponent further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Date: March 13, 2017

ALLIANZ GLOBAL INVESTORS U.S. LLC

By:	/s/ Barbara R. Claussen
Name:	Barbara R. Claussen
Title:	Managing Director